UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Whiting Petroleum Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

966387 10 2

(CUSIP Number)

F. J. Buri, Esq.
Corporate Secretary
Alliant Energy Corporation
Alliant Energy Resources, Inc.
4902 North Biltmore Lane
Madison, Wisconsin 53718
(608) 458-3311

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 966387 10 2

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Alliant Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

NUMBER OF	7 SOLE VOTING POWER
SHARES	0

BENEFICIALLY	8 SHARED VOTING POWER
OWNED BY	0

EACH	9 SOLE DISPOSITIVE POWER
REPORTING	0

PERSON	10 SHARED DISPOSITIVE POWER
WITH	0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 966387 10 2

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Alliant Energy Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_|
(b) |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

NUMBER OF	7 SOLE VOTING POWER
SHARES	0

BENEFICIALLY	8 SHARED VOTING POWER
OWNED BY	0

EACH	9 SOLE DISPOSITIVE POWER
REPORTING	0

PERSON	10 SHARED DISPOSITIVE POWER
WITH	0

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

ITEM 1. Security and Issuer.

        This Amendment No. 1 to statement on Schedule 13D (as amended, this “Schedule 13D”) relates to the common stock, $0.001 par value per share (“Common Stock”), of Whiting Petroleum Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290.

ITEM 2. Identity and Background.

               (a)-(c) and (f) This Schedule 13D is filed on behalf of the following entities:

        (1)        Alliant Energy Corporation, a Wisconsin corporation (“Alliant Energy”), whose principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53707. Alliant Energy is an energy services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations.

        (2)        Alliant Energy Resources, Inc., a Wisconsin corporation (“Resources”), whose principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53707. Resources is a wholly owned subsidiary of Alliant Energy that manages a portfolio of companies involved in international utility operations and non-regulated domestic and international businesses.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Alliant Energy and Resources is set forth below. Each of the directors and officers of Alliant Energy and Resources is a citizen of the United States of America. The business address of each of the directors and executive officers of Alliant Energy and Resources is 4902 North Biltmore Lane, Madison, WI 53707, except as otherwise indicated. The directors of Alliant Energy are also the directors of Resources.

Name/Address	Title

Executive Officers -Alliant Energy

Erroll B. Davis, Jr.	Chairman and Chief Executive Officer

William D. Harvey	President and Chief Operating Officer

Eliot G. Protsch	Senior Executive Vice President and Chief Financial Officer

James E. Hoffman	Executive Vice President - Business Development

Barbara J. Swan	Executive Vice President and General Counsel

Thomas L. Aller	Senior Vice President - Energy Delivery

Thomas L. Hanson	Vice President and Treasurer

John E. Kratchmer	Vice President - Controller and Chief Accounting Officer

Name/Address	Title

Executive Officers -Resources

Erroll B. Davis, Jr.	Chairman and Chief Executive Officer

William D. Harvey	Chief Operating Officer

James E. Hoffman	President

Eliot G. Protsch	Chief Financial Officer

Thomas L. Hanson	Vice President and Treasurer

John E. Kratchmer	Vice President - Controller and Chief Accounting Officer

Michael P. Maley	Vice President - Non-Regulated Generation

John K. Peterson	Vice President - International

Directors - Alliant Energy and Resources

Erroll B. Davis, Jr.	Chairman and Chief Executive Officer of Alliant Energy

Michael L. Bennett	President and Chief Executive Officer of Terra Industries Inc., a
600 4th Street	producer of nitrogen products and methanol
Sioux City, IA 51101

Katharine C. Lyall	Ms Lyall is President-emeritus of the
4018 Council Crest	University of Wisconsin System and professor of economics at the
Madison, WI 53706	University of Wisconsin-Madison.

Singleton B. McAllister	Partner with Sonnenschein, Nath & Rosenthal, LLP, a law firm
1301 K Street, N.W.
Suite 600, East Tower
Washington, DC 20005

Ann K. Newhall	Executive Vice President, Chief Operating Officer, Secretary of
3905 Dakota Street SW	Rural Cellular Corp., a wireless telecommunications provider
Alexandria, MN 56308

David A. Perdue	Chief Executive Officer of Dollar General Corporation, a retail
100 Mission Ridge	sales organization
Goodlettsville, TN 37072

Judith D. Pyle	President of Judith Dion Pyle & Associates, LLC, a financial
7780 Elmwood Avenue, Ste 200	services company.
Middleton, WI 53562

Robert W. Schlutz	President of Schlutz Enterprises, a diversified farming and
260 Colonel's Drive	retailing business
Columbus Junction, IA 52738

Anthony R. Weiler	Chairman and President of A.R. Weiler Co. LLC, a consulting firm
125 Oyster Point	for home furnishings organizations
White Stone, VA 22578

               (d)-(e) During the past five years, neither Alliant Energy nor Resources and, to the best of their knowledge, none of their respective executive officers and directors named above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

               Not applicable.

ITEM 4. Purpose of Transaction.

              On November 22, 2004, Resources sold all of the 1,080,000 shares of Common Stock owned by Resources in an underwritten public offering (the “Offering”).

              Except as indicated in this Schedule 13D, Alliant Energy and Resources currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

               (a)-(b) As of the completion of the Offering, neither Alliant Energy nor Resources beneficially owns any shares of the Issuer’s Common Stock.

              (c) Except as described in Item 4, neither Alliant Energy nor Resources and, to the best of their knowledge, none of their respective executive officers and directors has engaged in any transaction in shares of the Issuer’s Common Stock during the sixty day period immediately preceding the date hereof.

              (d) Not applicable.

              (e) Alliant Energy and Resources ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on November 22, 2004.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.

ITEM 7. Material to be Filed as Exhibits.

               None.

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ALLIANT ENERGY CORPORATION

By: /s/ F. J. Buri
F. J. Buri
Corporate Secretary

ALLIANT ENERGY RESOURCES, INC.

By: /s/ F. J. Buri
F. J. Buri
Corporate Secretary

Dated: November 22, 2004.